     NORANDA ALUMINUM HOLDING CORPORATION
NORANDA ALUMINUM ACQUISITION CORPORATION
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

May 9, 2008

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re: Noranda Aluminum Holding Corporation
       Noranda Aluminum Acquisition Corporation
       Registration Statement on Form S-4 (File No. 333-148977)

Dear Mr. Schwall and Ms. Duru:

           Noranda Aluminum Holding Corporation (“HoldCo”), Noranda Aluminum Acquisition Corporation (“AcquisitionCo”) and the Co-Registrant Guarantors (together with HoldCo and AcquisitionCo, the “Registrants”), are submitting for filing Amendment No. 3 to the Registrants’ Registration Statement on Form S-4 (the “Registration Statement”) relating to the exchange of up to $510,000,000 aggregate principal amount of Senior Floating Rate Notes due 2015 issued by AcquisitionCo and up to $220,000,000 aggregate principal amount of Senior Floating Rate Notes due 2014 issued by HoldCo, each of which will be registered under the Securities Act of 1933, as amended for an equal principal amount of AcquisitionCo’s outstanding Senior Floating Rate Notes due 2015 and HoldCo’s outstanding Senior Floating Rate Notes due 2014.

           Correspondingly, the Registrants hereby withdraw their request for acceleration of effectiveness.

           If you have any questions regarding this matter, please contact Rachel A. Wilson of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,

Noranda Aluminum Holding Corporation
Noranda Aluminum Acquisition Corporation
and the Co-Registrant Guarantors

By: /s/Alan K. Brown
Alan K. Brown
Secretary and General Counsel